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Paul, Hastings, Janofsky & Walker LLP
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Telephone (415) 856-7000
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May 3, 2011
VIA EDGAR [CORRESPONDENCE FILING]
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company (File No. 811-21593) Kayne Anderson Energy Total Return Fund, Inc. (File No. 811-21750)
Ladies and Gentlemen:
     On behalf of Kayne Anderson MLP Investment Company and Kayne Anderson Energy Total Return Fund, Inc. (each, a “Company,” and together, the “Companies”), we offer the following responses to the oral comments provided by Mr. Ed Bartz of the staff of the Securities and Exchange Commission (the “Commission”) in a telephone call on April 27, 2011 regarding the Companies’ combined preliminary proxy statement filed with the Commission on April 21, 2011 (the “Preliminary Proxy Statement”). Changes made in response to Mr. Bartz’s comments are reflected in the Companies’ combined definitive proxy soliciting materials filed on or about May 3, 2011 (the “Definitive Proxy Statement”). Unless otherwise indicated, all references to page numbers herein are made with respect to the Definitive Proxy Statement, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Definitive Proxy Statement.
     For your convenience, we have summarized and organized those comments in the same fashion as presented by Mr. Bartz.
1.	Comment: In the discussion of Proposal Three under the caption “WHAT AM I BEING ASKED TO VOTE ‘FOR’ ON THIS PROXY?” on page 1, it is stated that the approval of Proposal Three requires (1) the affirmative vote of a majority of all common stockholders on the records of the Company’s transfer agent as of the Record Date, and (2) the affirmative vote of a majority of the votes cast by the holders of the Company’s common stock and preferred stock outstanding as of the Record Date, voting as a single class. In the table of stockholders entitled to vote for each proposal on page 5, it is stated, with respect to Proposal Three, the holders of the Company’s Common Stock and Preferred Stock, voting together as a single class, are entitled to vote. Please clarify the referenced disclosure so that the referenced disclosure on page 1 does not appear to be inconsistent with the referenced disclosure on page 5.

Response: Comment accepted. We have inserted the following sentence at the end of the paragraph above the referenced table on page 5 to clarify that the information presented in the table does not relate to votes required for the approval of each proposal, which is discussed elsewhere in the Definitive Proxy Statement:

“Please refer to the discussion of each proposal in this proxy statement for information regarding votes required for the approval of each proposal.”

We have also revised the disclosure in the referenced table on page 5 with respect to Proposal Three, which now reads substantially as follows (new text underlined):

“For each Company, (i) the Registered Common Stockholders (as defined herein), and (ii) the holders of the Company’s Common Stock and Preferred Stock, voting together as a single class”

2.	Comment: In the discussion under the heading “Required Vote” on pages 23, please add disclosure regarding the effect of broker non-votes on the Registered Common Stockholder Vote for Proposal Three.

Response: Comment accepted. Because the Registered Common Stockholder Vote requires the affirmative vote of a majority of the Registered Common Stockholders and because the Registered Common Stockholders are “stockholders of record” with the transfer agent and do not hold their shares through a broker, broker non-votes are not relevant to the Registered Common Stockholder Vote. Accordingly, we have revised the relevant disclosure to read substantially as follows (new text underlined):

“For purposes of the Registered Common Stockholder Vote, abstentions will have the effect of votes “AGAINST” this proposal; and broker non-votes are not relevant for this vote because Registered Common Stockholders are “stockholders of record” with the transfer agent and do not hold their shares through a broker.”
* * * * * * * * * *
     Each Company acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that we have addressed fully Mr. Bartz’s comments regarding the Preliminary Proxy Statement.
     Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours,
/s/ David A. Hearth
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David J. Shladovsky, Esq., Kayne Anderson (w/ enclosures)

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